

Mail Stop 4561

November 12, 2008

James M. Strother, Esq.
Executive Vice President and General Counsel
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

> **Re:** **Wells Fargo & Company**
> **Registration Statement on Form S-4**
> **Filed October 31, 2008**
> **and Documents Incorporated by Reference**
> **File No. 333-154879**

Dear Mr. Strother:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Please provide any presentation, memo, report or other material provided to the boards of directors of Wells Fargo or Wachovia by either's respective financial advisors with regard to the valuation or fairness of the transaction other than the opinion included in your registration statement.

2.   Please tell the staff whether any projection, analysis or other material non-public information was provided by Wells Fargo to Wachovia. Also, please provide to the staff the projections provided by Wachovia to its financial advisors and to Wells Fargo. We note that Wells Fargo did not provide financial forecasts to Wachovia's financial advisors.

3.   We note numerous press articles describing the significance of IRS Notice 2008-83 relating to the treatment of deductions under section 382(h) of the Internal Revenue Code with respect to losses on loans after an ownership change of a bank. With a view toward providing greater transparency in your document, please address the following regarding that interpretation:

- Please provide us with a summary of the incremental impact of this IRS Notice in relation to the merger transaction, including quantification of the tax benefits that would have resulted from the merger transaction based on the IRS guidance prior to the issuance of this IRS Notice compared to the tax benefits resulting from the merger transaction as computed based on this IRS Notice.

- Please tell us how this IRS notice impacted your decision making process to make an offer to Wachovia on October 2, 2008 after informing Wachovia that you were not prepared to make an offer on September 28, 2008.

- Please provide us with an analysis of the impact of this IRS notice on the pro forma results of operations of the combined company and your internal rate of return goal as noted in the third bullet point on page 47.

4.   Please file all exhibits, including drafts of your legality and tax opinions, with your next amendment; providing them as soon as practicable will permit for an expedited review of the materials.

5.   The Forms 10-Q and 8-K filed October 30, 2008 disclose Treasury's $25 billion investment in Wells Fargo pursuant to the Capital Purchase Program and the issuance of warrants to purchase approximately 110.3 million shares of Wells Fargo common stock. We note that Capital Purchase Program participants are subject to certain restrictions with respect to executive compensation. Please revise the registration statement, where appropriate, to briefly summarize the restrictions on compensation applicable to Wells Fargo as a result of its participation in the Capital Purchase Program.

6.   We note the disclosure on page 46 that, in agreeing to the merger, Wachovia took into account the fact that "Wells Fargo's credit rating will be a substantial strength for the combined company in terms of funding and liquidity." However, recent reports have indicated that Wells Fargo's credit rating may be downgraded. Please briefly disclose, where appropriate, the impact a credit rating downgrade may have on the combined company's funding and liquidity and whether a downgrade would cause Wells Fargo, or

the combined company, to violate any debt covenants. Please also disclose whether Wachovia's board, despite any impact a downgrade might have, would continue to consider Wells Fargo's credit rating to be a substantial strength to the combined company.

7.   The risk factor discussion must immediately follow the summary section. Please revise accordingly. Refer to Item 503(c) of Regulation S-K.

8.   You qualify the summaries of certain documents, such as the merger agreement and fairness opinion, by referencing the individual documents. Where you do this, please indicate that they are summaries of the material terms.

Prospectus Cover Page

9.   Please state the title and amount of securities to be offered. Refer to Item 501(b)(2) of Regulation S-K.

10.   Please identify the trading symbol of the securities to be offered. We note this is disclosed elsewhere in the document. Refer to Item 501(b)(4) of Regulation S-K.

Summary

General

11.   Please revise the preamble to state that it highlights "the material" information, not "selected" from the document.

Opinions of Wachovia's Financial Advisors, page 8

12.   Please revise this section to describe the method of selection of Perella Weinberg. Refer to Item 1015(b)(3) of Regulation M-A.

13.   Please revise this section to disclose any material relationship that existed during the past two years, or is mutually understood to be contemplated, and any compensation received or to be received as a result of the relationship between the financial advisors and Wachovia and/or Wells Fargo. Refer to Item 1015(b)(4) of Regulation M-A. Alternatively, confirm that no such relationships existed.

Wachovia's Directors and Executive Officers May Receive Additional Benefits …, page 8

14.   Please disclose the approximate total dollar amount that will be paid to Wachovia directors and executive officers as a result of the merger. We note the disclosure beginning on page 59.

Unaudited Pro Forma Condensed Combined Financial Information, page 18

15.   You disclose that the unaudited pro forma information does not give effect to the Wachovia preferred stock issued to Wells Fargo in connection with the merger. Please revise to disclose the date the preferred stock was issued and to clarify that this transaction would get eliminated in the pro forma presentation.

16.   We note your disclosure in footnote 1 on page 20 that total stockholders' equity does not reflect the $25 billion in securities issued to the US Treasury Department. Given the significance of the transactions with the US Treasury Department, please tell us why you do not believe it would be appropriate and more transparent to provide a separate column in the financial statements illustrating the impact of the securities issued to the U.S. Treasury Department on total stockholders' equity, net income available to common stockholders, earnings per common share, diluted earnings per common share, and diluted average common shares outstanding.

Note 5: Pro Forma Adjustments, page 24

17.   We have the following comments related to Balance Sheet Adjustment B:

   a. Please revise to disclose how you determined if a loan was in the scope of SOP 03-3 for purposes of these pro forma adjustments.

   b. Please revise to disclose the total amount of loans in the scope of SOP 03-3, which resulted in the pro forma adjustment presented.

   c. Please revise to disclose how you determined the amount recognized under SOP 03-3.

   d. Please revise to disclose the estimated amount of accretable yield for loans in the scope of 03-3.

   e. Please revise to provide a narrative discussion of the reasons the SOP 03-3 adjustment of $39.2 billion is so much greater than the $10.4 billion existing allowance for loan losses for loans subject to SOP 03-3 as disclosed in Balance Sheet Adjustment C. Identify the respective accounting bases used for each adjustment.

18.   Please tell us in detail and revise to briefly disclose how you determined the amount of existing allowance for loan losses for loans subject to SOP 03-3 as disclosed in Balance Sheet Adjustment C.

19.   Please tell us and revise to disclose why the $10.9 billion of identifiable intangibles included in Balance Sheet Adjustment F does not agree to the amount of identifiable intangibles used in allocation of the pro forma purchase price in Note 8.

20.   Please revise to disclose the expected useful lives and the expected amortization methods used for the identifiable intangibles noted in Balance Sheet Adjustment F.

21.   Please revise to provide additional detail related to the fair value adjustments of $4.4 billion to Other Assets disclosed in Balance Sheet Adjustment F.

22.   Please revise to provide additional detail related to your increase in deferred tax assets of $13.0 billion disclosed in Balance Sheet Adjustment F.

23.   Related to Balance Sheet Adjustment G, as well as Adjustment B, your disclosures seem to imply that you adjust the values to fair value and then make an additional adjustment to reverse prior purchase accounting adjustments. If true, please revise to clarify that your reversal of prior purchase accounting adjustments combined with the other adjustments result in the interest-bearing deposits and loans being recorded at fair value.

24.   Please revise to disclose the amount of estimated exit reserves recorded in Balance Sheet Adjustment H. If the amount is different than the amount disclosed in Note 3 on page 23, please revise to explain the difference.

25.   Please revise to provide additional detail in your description of Balance Sheet Adjustment J to allow an investor to understand how the amount of the adjustment for Common Stock and Additional Paid-In Capital were calculated.

26.   Please revise to disclose why an income statement pro forma adjustment similar to M is not needed for the pro forma statement of income for the nine months ended September 30, 2008.

27.   Please revise to delete income statement adjustments O and P as it is not appropriate to make adjustments to remove charges from the historical financial statements of the acquirer or the target. In lieu of making adjustments to the pro forma financial statements for these items, you may provide appropriate clarifying disclosure in the footnotes to the pro forma financial statements.

28.   Please revise to disclose the primary reasons for the difference between your consolidated effective tax rate and the statutory federal income tax rate for the periods presented as noted in Income Statement Adjustment R. Consider providing this information quantitatively.

Note 8: Preliminary Purchase Accounting Allocation, page 27

29.   Please revise to separately quantify the estimated direct costs of the business combination and to confirm in your disclosure that all such costs are properly included as part of the pro forma purchase price.

The Merger

Background of the Merger, page 37

30.   Please revise this section to disclose the reason(s) why discussions with the potential combination partner with which negotiations began on September 17 were terminated; explain whether it was Wachovia or the counterparty that ceased negotiations. Where the potential merger transactions are discussed on pages 38 and 39, please also disclose the range of terms of those merger possibilities. Also, please revise the second full paragraph on page 39 to disclose why discussions with the strategic investor ceased.

Interests of Certain Wachovia Directors and Executive Officers in the Merger

Robert K. Steel Agreement, page 60

31.   Using a hypothetical share price, please provide an example quantifying the amount Mr. Steel would receive upon exercising his options after the merger.

Material U.S. Federal Income Tax Consequences, page 61

32.   The closing tax opinion that is referenced will not satisfy Item 601(b)(8) of Regulation S-K. Please revise this section to discuss each material federal income tax consequence and indicate that it represents the opinion of counsel. Remove inconclusive language such as "if the merger qualifies as a 'reorganization' within the meaning of Section 368(a) of the Code..." and include definitive language such as "will qualify." Assuming that you will use a short form opinion, Exhibit 8.1 may adopt the discussion in the prospectus as the opinion of counsel.

Where You Can Find More Information, page 120

33.   You have elected to incorporate by reference all Exchange Act documents subsequently filed by Wells Fargo and Wachovia. With respect to Wells Fargo filings, please revise to comply with Item 11(b)(3) of Form S-4. With respect to Wachovia filings, please revise to comply with Item 11(b)(1) of Form S-4. Furthermore, please revise this section to clearly state that filings made between the date of the initial registration statement and the date of effectiveness will be incorporated by reference. Refer to Interpretation H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.

Wells Fargo Form 10-K for the year ended December 31, 2007

General

34.   Please tell us what the delinquency rate of prime loans held in your portfolio is and disclose this information in future filings.

35.   Please confirm that you will include a performance graph in future annual reports to shareholders. Refer to Item 201(e) of Regulation S-K.

36.   We note you proposed additional disclosure related to your sub-prime exposure in your response to comment #1 in your letter dated December 12, 2007. We could not locate disclosure in your December 31, 2007 Form 10-K or subsequent Forms 10-Q which provide similar information. Considering the significant focus on sub-prime and alt-A exposure in the current environment, please tell us in detail and revise your future filings to quantitatively disclose in one section of your document your total company-wide exposure to sub-prime and alt-A credit or other risk.

Financial Review – Overview, page 34

37.   You disclose that you recorded a "special" $1.4 billion provision to further build reserves for loan losses in 2007. Please tell us the characteristics of this provision which you believe renders the provision "special" and tell us how you differentiate it from any previous or subsequent provisions were characterized as "special." It is unclear how a systematic process applied with procedural discipline over a period of time can result in a provision that can be characterized as "special." Please revise your future filings to eliminate such references or tell us why you believe your process that results in "special provisions" is consistent with the guidance in SFAS 5 and 114 and related interpretations.

38.   You disclose that during 2007 you recorded a $324 million loss due to mortgage loans repurchased and an increase in the repurchase reserve for projected early payment defaults. Please revise to disclose whether you repurchased the mortgage loans due to the standard representations and warranties you provide as part of your securitization activities or due to another reason. Please revise to provide a brief discussion of the primary reasons you were required to repurchase them and discuss the implications and significance of this trend on your future financial results.

On page 36, you disclose that you believe there is minimal additional loss content in nonaccrual first mortgage loans transferred to nonperforming asset status since they are adjusted to market value. We have the following comments:

39.   Your accounting policy related to nonaccrual loans on page 80 does not indicate that nonaccrual loans are measured at market value when they are placed on nonaccrual status. Please tell us in detail and revise future filings to clarify how you measure loans that are placed on nonaccrual status. If you do measure them at fair value, please tell us the accounting guidance on which you rely and tell us the difference between market value and amortized cost as of December 31, 2007 and September 30, 2008.

40.   Please tell us the basis for your conclusion that loans measured at market value have "minimal additional loss content" considering the volatility of the loan market as well as

the declines in real estate collateral values in many areas, especially in the months leading up to December 31, 2007.

Critical Accounting Policies

Process to Determine the Adequacy of the Allowance for Credit Losses, page 39

41.   Please revise your future filings to provide additional information regarding your forecasting models used to measure losses inherent in consumer loans and some commercial small business loans. Please describe your forecasting models in a level of detail sufficient to explain and describe the systematic analysis and procedural discipline applied.

42.   Please revise your future filings to quantify the portion of the allowance for credit losses calculated for each of the three identified elements:

a.   pooled consumer and some commercial small business loans;

b.   non-impaired commercial loans, commercial real estate loans and lease financing; and

c.   impaired commercial and commercial real estate loans that are over $3 million and certain consumer, commercial and commercial real estate loans whose terms have been modified in a troubled debt restructuring.

43.   For any loans that are pooled to determine the allowance for credit losses, please revise to disclose the basis for your groupings. Specifically, revise to disclose how you grouped sub-prime, alt-A or any other relatively higher risk loans. If you group these loans with other relatively lower risk loans, please tell us why you believe this policy is consistent with the guidance in SAB 102 which states that loans with similar characteristics should be grouped together in determining and measuring impairment under SFAS 5.

Allowance for Credit Losses, page 58

44.   We note that your ratio of allowance for loan losses to annual charge-offs has decreased significantly from December 31, 2006 to September 30, 2008. Please revise your future filings to discuss the underlying causes of this trend, the implications and significance of this trend and how you considered this ratio and trend in determining the amount of your allowance for loan loss.

Financial Statements

Consolidated Statement of Changes in Stockholders' Equity …, page 76

45.   We note you record net unrealized losses on securities available for sale and other
        interests held in cumulative other comprehensive income. Please revise your future
        filings to clarify the nature of the other interests held and disclose why you recognize the
        amounts in cumulative other comprehensive income.

Note 1: Summary of Significant Accounting Policies

Loans, page 80

46.   For purposes of greater transparency, for each loan product line, please revise your future
        filings to disclose your charge-off policy and the approximate average number of days
        past due loans were when they were charged for each period presented.

Note 7: Premises, Equipment, Lease Commitments and Other Assets, page 91

47.   With a view toward increased transparency, please revise your future filings to separately
        present the nonmarketable private equity investments accounted for at cost and those
        accounted for using the equity method.

48.   With a view toward increased transparency, for each period presented, please revise your
        future filings to separately present realized and unrealized gains and losses related to
        private equity investments.

Note 17: Fair Value of Assets and Liabilities

Loans, page 106

49.   You disclose that for credit card loans fair value is equal to book value adjusted for
        estimates of credit losses inherent in the portfolio at the balance sheet date. Please tell us
        why you believe a market participant would use an estimate of inherent losses as of a
        certain date as opposed to expected credit losses in measuring fair value.

50.   Please revise to discuss how you incorporated and considered credit risk in the fair value
        measurements for each loan portfolio.

Fair Value Option, page 109

51.   For mortgages measured at fair value under SFAS 159, please revise your future filings to disclose for each interim or annual period presented the estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk and how the gains or losses attributable to changes in instrument-specific credit risk were determined. Refer to paragraph 19.c. of SFAS 159. If you believe this information is not material, please provide us the supporting analysis on which you rely for this determination.

Item 11. Executive Compensation

General

52.   Please provide to the staff, and in future filings disclose, the one-, three-, and five-year financial results of the company and the peer group upon which the HRC relied in evaluating the company's performance for purposes of determining the annual incentive award to the named executives. If possible, please provide this information in tabular form.

53.   Please tell the staff on what date the HRC made its compensation decisions with respect to the named executives. Please also confirm that the HRC had access to all relevant public peer group information at the time its compensation decisions were made.

Director Compensation, page 23 of DEF 14A

54.   Please revise future filings to briefly discuss what formula stock awards are and how they differ from traditional stock awards.

Relocation Program, page 79 of DEF 14A

55.   Your response to comment 7 from our letter dated September 26, 2007 states that principal payments are not required on your relocation loans unless a triggering event occurs. However, your disclosure does not make this fact apparent. In the future, please revise to clearly disclose that principal payments are not required on these loans if that is true.

Signatures

56.   In future filings, please identify the principal executive officer in addition to the principal financial officer and the controller or principal accounting officer. Refer to General Instruction D(2) of the Form 10-K.

Wells Fargo Form 10-Q for the Period Ended September 30, 2008

Overview, page 3

57.   You disclose on page 6 that a portion of the increase in nonaccrual loans from a year ago
        continued to relate to our active loss mitigation strategies at Home Equity, Home
        Mortgage and Wells Fargo Financial as you are aggressively working with customers to
        keep them in their homes or find alternative solutions to their financial challenges.
        Please revise your future filings to disclose the approximate balance of loans that you
        classify as nonaccrual at period end due to your active loss mitigation strategies that
        otherwise would not have met the criteria to be placed on nonaccrual status. Please tell
        us in detail and revise your future filings to disclose why these loans would not have
        otherwise been classified as nonaccrual by meeting the "full and timely collection of
        interest or principal becomes uncertain" criteria.

Critical Accounting Policies

Fair Value of Financial Instruments, Page 10

58.   You disclose that you obtain fair value measurements from independent brokers or
        pricing services. We have the following comments:

        a. Please revise your future filings to disclose the number of quotes or prices you
            generally obtain per instrument and if you obtain multiple quotes or prices, how you
            determine the ultimate value you use in your financial statements.

        b. If true please revise your future filings to include an affirmative statement that based
            on your internal review procedures, the fair values provided by pricing services and
            brokers are consistent with the principals of SFAS 157.

        c. Please revise your future filings to disclose the amount, by level, of financial
            instruments measured using independent pricing services and the amount measured
            using indicative quotes from independent brokers.

Note 4: Securities Available for Sale, page 47

59.   You disclose that you determined that certain of your perpetual preferred securities were
        not other-than-temporarily impaired as of September 30, 2008 because there was no
        evidence of credit deterioration or investment rating downgrades of any issuers to below
        investment grade, and it was probable you would continue to receive full contractual
        payments. We also note your disclosure on page 19 that details the specific factors you
        consider in your other-than-temporary analysis for perpetual preferred securities. As
        noted in Mr. Conrad Hewitt's letter dated October 14, 2008 to Mr. Robert Herz, which is
        available on our website, OCA concluded that it would not object to an issuer applying

an impairment model (including an anticipated recovery period) similar to a debt security under specific circumstances, provided there has been no evidence of a deterioration in credit of the issuer. In order to help us understand the facts and circumstances specific to your situation, please address the following:

a. Please provide us an analysis that details the amortized cost, unrealized loss, fair value and credit rating for each individual perpetual preferred security that was in an unrealized loss position as of September 30, 2008.

b. Please provide us the specific individual security analysis on which you relied to conclude that there was no evidence of a deterioration in the credit of the issuer at September 30, 2008 for the securities with the most material exposure considering the amount, severity and duration of the impairment. For each security, also tell us why you believe market participants have valued the security at such a severe discount if there is no evidence of deterioration in the credit of the issuer.

Note 7. Variable Interest Entities, page 53

60. Please tell us in detail and revise your future filings to briefly disclose how you account for the $7.3 billion of asset-backed securities collateralized by auto leases, issued by certain special-purpose entities where the third-party issuer of the securities is the primary beneficiary. Tell us the accounting guidance on which you rely and provide us with the supporting facts to understand the key accounting determinations.

Note 11. Guarantees and Legal Actions, page 57

61. On page 59 you disclose that during the third quarter 2008 you purchased a SIV from certain of your money market funds pursuant to an existing capital support agreement. Please tell us and revise your future filings to address the following:

• Describe the extent of any exposure from other money market funds you sponsor to SIV assets or similar fund holdings.

• Discuss the extent to which you are aware that any of your other money market funds have been placed under review by a rating agency.

62. You disclose that Visa entered into an agreement in principle to settle with Discover Financial Services in October 2008. We note that Visa issued a press release on October 27, 2008 announcing the settlement and that you filed your Form 10-Q on October 30, 2008. Please address the following regarding this disclosure:

• Please revise your future filings as well as your response letter to confirm, if true, that your portion of the settlement value is fully accrued as of September 30, 2008.

- Please tell us whether there are any future effects expected on the accrual from the escrow accounts established at the time of the VISA IPO, or from any other ancillary reimbursement agreements established at that time.

- To the extent that any of these agreements could have an future impact, please discuss it now, and how it could impact it.

Note 13. Fair Values of Assets and Liabilities, page 64

63.   On page 11 you disclose that approximately $6.5 billion in securities were transferred from Level 2 to Level 3 because significant inputs to the valuation become unobservable, largely due to reduced level of market liquidity and that related gains and losses for each respective period were included in the table on page 66. We have the following comments related to this disclosure:

   a. Please consider revising your future filings to disclose how you factored the lack of liquidity into your fair value measurements. For example, discuss which assumptions you adjusted and how you determined the appropriate adjustment.

   b. In determining the amount to present as transfers into and out of Level 3, please revise your future filings to clarify whether you use the fair value at the beginning or end of the period.

Wachovia Corporation Form 10-Q for the Period Ended September 30, 2008

Financial Statements

Note 18: Fair Value Measurements and Fair Value Option, page 114

64.   We note the tables on pages 50 and 57 where the applicable spreads on Wachovia's credit default swaps are quantified as of September 26, 2008 by Goldman Sachs and Perella Weinberg as 1,500 basis points and 1,370 basis points, respectively. Please address the following:

- Please tell us what the applicable spreads were on your credit default swaps as of September 30, 2008.

- You disclose on page 115 that you factor in credit curves into your derivative valuation modeling. Please tell us the extent to which credit default spreads are utilized as part of your consideration of the credit risk component when valuing your liabilities held at fair value pursuant to paragraph 15 of SFAS 157.

- • To the extent credit default swap spreads are considered in the valuation of your liabilities reported at fair value, tell us the impact of these spreads on your results of operations for the three and nine months ended September 30, 2008.

       *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- · the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: By fax (212) 403-2000
        Edward D. Herlihy, Esq.
        Lawrence S. Makow, Esq.
        Wachtell, Lipton, Rosen & Katz